Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Inc. – Restatement of Comparative Figures

EDMONTON, ALBERTA - (May 1, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan” or the “Company”) announces it has restated certain comparative figures for the year ended October 31, 2007.

In fiscal 2007, the Company failed to identify a U.S. GAAP versus Canadian GAAP difference with respect to the measurement date used for 300,000 common shares issued to consultants for services rendered.  As a result, Note 17 of the Company’s audited annual financial statements has been restated to reflect a reduction in the stock-based compensation expense recognized under U.S. GAAP of $54,000.

Under U.S. GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes Canadian GAAP specifies the two conditions under U.S. GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  The Company failed to identify the above difference in the measurement dates available under U.S. GAAP versus Canadian GAAP.  As a result, in fiscal 2007, there is a $54,000 difference in the stock-based compensation recorded for the 300,000 common shares issued to consultants for their services rendered.  The impact of this difference is as follows:

2007

Net loss and comprehensive loss under Canadian GAAP	$(2,579,638)

Stock-based compensation	54,000
Net loss and comprehensive loss under U.S. GAAP	$(2,525,638)
Basic loss per share	$0.07
Diluted loss per share	$0.07

The Company’s auditors have audited this restatement and agree with same.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform.

Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.